Attachment
Item 77(C)

At a Special Meeting of Shareholders of the Registrant adjourned to and subsequently held on November 12, 1997, the Shareholders voted on the following resolutions as follows:


1. Proposal to approve a new investment advisory agreement between The Royce Fund, on behalf of The REvest Growth & Income Fund, and Royce, Ebright & Associates, Inc.

     Votes Cast for           Votes Cast Against       Votes Abstained

     1,656,300           1,350                    3,001


2. Proposal to approve a second investment advisory agreement that will become effective when voting shares of Royce, Ebright & Associates, Inc. are distributed by the Estate of Thomas R. Ebright to Jennifer E. Goff and Ellen S. Ebright.

     Votes Cast for           Votes Cast Against       Votes Abstained

     1,656,399           1,350                    2,902




At a Special Meeting of Shareholders of the Registrant held on November 25, 1997, the Shareholders approved a change in Royce Global Services Fund's investment objective and in a related policy to permit the Fund to concentrate its investments in the financial services industry as follows:

     Votes Cast for           Votes Cast Against       Votes Abstained

     236,652             3,314                    0